UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

STERLING FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Washington	91-1572822
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

111 North Wall Street, Spokane, Washington	99201
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series E Participating Preferred Cumulative Stock Purchase Rights	Nasdaq Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On April 14, 2010, the board of directors of Sterling Financial Corporation (the “Company”), adopted a Shareholder Rights Plan (the “Rights Plan”). The purpose of the Rights Plan is to protect the Company’s ability to use certain tax assets, such as net operating loss carryforwards and capital loss carryforwards (the “Tax Benefits”), to offset future income. The Company’s use of the Tax Benefits in the future would be significantly limited if it experiences an “ownership change” for U.S. federal income tax purposes. In general, an “ownership change” will occur if there is a cumulative change in the Company’s ownership by “5-percent shareholders” (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period.

The Rights Plan is designed to reduce the likelihood that the Company will experience an ownership change by (i) discouraging any person or group from becoming a beneficial owner of 5% or more of our then outstanding common stock and Convertible Preferred Stock (as defined below) (a “Threshold Holder”) and (ii) discouraging any Threshold Holder from acquiring more than a specified number of additional shares of our common stock and Convertible Preferred Stock. There is no guarantee, however, that the Rights Plan will prevent the Company from experiencing an ownership change.

A corporation that experiences an ownership change will generally be subject to an annual limitation on certain of its pre-ownership change tax assets in an amount generally equal to the equity value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate (subject to certain adjustments).

After giving careful consideration to this issue, the board of directors has concluded that the Rights Plan is in the best interests of the Company and its shareholders.

In connection with the adoption of the Rights Plan, on March 25, 2010, the Company’s board of directors (i) declared a dividend of one preferred stock purchase right (a “Right”) for each share of common stock outstanding at the close of business on April 15, 2010 (the “Record Date”) and authorized the issuance of one Right (subject to adjustment) in respect of each share of common stock issued after the Record Date; and (ii) authorized the issuance of a number of Rights (subject to adjustment), in respect of each share of any Company convertible preferred stock (the “Convertible Preferred Stock”) issued after the Record Date, that gives effect to the applicable conversion rate of such Convertible Preferred Stock.

Each Right will initially represent the right to purchase, for $3.50 (the “Purchase Price”), one one-millionth of a share of Series E Participating Cumulative Preferred Stock, par value $1.00 per share (the “Preferred Stock”). The terms and conditions of the Rights are set forth in the Rights Plan.

The Rights will not be exercisable until the earlier of (i) the close of business on the 10th business day after the date (the “Stock Acquisition Date”) of the announcement that a person has become an Acquiring Person (as defined below) and (ii) the close of business on the 10th business day (or such later day as may be designated by the board of directors before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person which could, if consummated, result in such person becoming an Acquiring Person. The date that the Rights become exercisable is referred to as the “Distribution Date.”

After any person has become an Acquiring Person, each Right (other than Rights treated as beneficially owned under certain U.S. tax rules by the Acquiring Person) will generally entitle the holder to purchase for the Purchase Price a number of millionths of a share of the Preferred Stock having a market value of twice the Purchase Price.

An “Acquiring Person” means, in general, any Threshold Holder other than (A) the Company or any subsidiary or employee benefit plan or compensation arrangement of the Company; (B) the United States government; (C) certain “Existing Holders” (as defined in the Rights Plan) so long as each such holder does not acquire more than a specified number of additional shares of the Company’s stock; (D) certain “Strategic Investors” (as defined in the Rights Plan) designated as such by the board of directors, so long as any such Strategic Investor satisfies the applicable requirements in the Rights Plan; (E) any person that the board of directors determines, in its sole discretion, has inadvertently become a Threshold Holder, so long as such person promptly divests sufficient shares so that such person is no longer a Threshold Holder; (F) any person that the board of directors determines, in its sole discretion, has not jeopardized or endangered the Company’s utilization of its Tax Benefits, so long as each such person does not acquire more than a specified number of additional shares of the Company’s stock; and (G) any person that acquires at least a majority of the Company’s common stock as part of a “Qualified Offer” (as defined in the Rights Plan).

At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of the Company’s common stock), the board of directors may generally exchange all or part of the Rights (other than Rights beneficially owned under certain U.S. tax rules by an Acquiring Person) for shares of Preferred Stock at an exchange ratio of one one-millionth of a share of Preferred Stock per Right.

The issuance of the Rights is not taxable to holders of the Company’s common stock or Convertible Preferred Stock for U.S. federal income tax purposes.

The board of directors may redeem all of the Rights at a price of $0.000001 per Right at any time before a Distribution Date.

Prior to a Distribution Date, the Rights will be evidenced by the certificates for (or current ownership statements issued with respect to uncertificated shares in lieu of certificates) and will be transferred with, the Company’s common stock and Convertible Preferred Stock, and the registered holders of the Company’s common stock and Convertible Preferred Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights agent will mail separate certificates evidencing the Rights to each record holder of the Company’s common stock and any Convertible Preferred Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Company’s common stock and Convertible Preferred Stock. The Rights will expire on August 15, 2013, unless earlier exchanged or redeemed.

At any time prior to a Distribution Date, the Rights Plan may be amended in any respect. At any time after the occurrence of a Distribution Date, the Rights Plan may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person).

A Rights holder has no rights as a shareholder of the Company, including the right to vote and to receive dividends. The Rights Plan includes anti-dilution provisions designed to maintain the effectiveness of the Rights.

The above summary of the Rights Plan is qualified by the full text of the Rights Plan being filed as Exhibit 4.1 to this Form 8-A and incorporated herein by reference in its entirety.

Item 2.	Exhibits.

Exhibit No.	Description of Exhibit

4.1	Shareholder Rights Plan, dated as of April 14, 2010, between Sterling Financial Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Form of Articles of Amendment to the Restated Articles of Incorporation of Sterling Financial Corporation (Series E Participating Cumulative Preferred Stock) as Exhibit A, the Summary of Terms of the Rights Agreement as Exhibit B and the Form of Right Certificate as Exhibit C

99.1	Letter to be sent to the Shareholders of Sterling Financial Corporation

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

STERLING FINANCIAL CORPORATION

By:	/S/ DANIEL G. BYRNE
Name:	Daniel G. Byrne
Title:	Executive Vice President, Assistant Secretary and Principal Financial Officer

April 15, 2010